

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2021

Steve Kafka
Chief Executive Officer
DA32 Life Science Tech Acquisition Corp.
345 Park Avenue South, 12th Floor
New York, NY 10010

> **Re: DA32 Life Science Tech Acquisition Corp.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted May 28, 2021**
>   **CIK No. 0001863294**

Dear Mr. Kafka:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted May 28, 2021

Summary
Founder shares, page 13

1. Given that a business combination requires the approval of a majority of the outstanding shares of common stock voted present and entitled to vote at the meeting, disclose the number of public shares that would be needed to vote in favor of a business combination assuming the minimum number of shares representing a quorum are voted.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Craig Wilson, Senior Advisor, at 202-551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at 202-

551-3673 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joel Rubinstein